

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 20, 2017

Leslie Ball
Chief Executive Officer
Green Spirit Industries Inc.
Cond. Madrid Suite 304
1760 Loiza Street
San Juan, PR 00911

> **Re: Green Spirit Industries Inc.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2017**
> **File No. 333-219013**

Dear Ms. Ball:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that your shares are presently quoted on the OTC pink marketplace. We do not consider this to be an existing trading market for purposes of providing the price of the offering pursuant to Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which the selling security holders will offer and sell their shares until such time as your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB marketplaces. Please make the appropriate revisions throughout your prospectus.

2. Please tell us how you qualify as an emerging growth company. In this regard, we note that that you offered securities pursuant to a registration statement on Form SB-2, which was declared effective on April 19, 2007. As such it appears that your first sale of

common equity securities occurred before December 8, 2011. Please see Questions 2 and 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startup Act, located at our web-site.

3. Please disclose the number of shares you are registering that are issuable upon the exercise of warrants. In this regard, you state in your "Use of Proceeds" that you are registering shares underlying warrants.

Prospectus Summary, page 3

4. Where you discuss the share exchange agreement, you refer to Peter Zachariou as the majority shareholder of Cyberspace, however, the most recent annual report on Form 10-K of Cyberspace reflects Fountainhead Capital Management Limited as the majority shareholder of Cyberspace. If Peter Zachariou is affiliated with Fountainhead, please revise to describe the manner of affiliation or explain this apparent discrepancy.

5. We note here and in your business section disclosure that you are in the process of purchasing four dispensaries but you plan to have a fifth dispensary operational by August 2017 and acquire an additional fifteen dispensaries in the next 12-18 months. Please elaborate upon how you plan to acquire and finance the additional dispensaries.

Management's Discussion and Analysis

Project 1493, page 19

6. Please revise your disclosure to explain how, in light of your lack of revenues and operations, you intend to finance future operations and implement your business plan. Please provide a discussion and analysis of the types of financing that are reasonably likely to be available, the anticipated amount of financing you intend to seek and the anticipated impact on the company's cash position, liquidity and results of operations. Please refer to Item 303(a) of Regulation S-K and Section IV.B.2 of SEC Release No. 33-8350.

Business, page 20

7. We note that you have acquired the rights to four dispensaries and that you anticipate that the costs associated with operating the dispensaries will be approximately $600,000 per dispensary and that you will need an additional $800,000 working capital over the next 12 months. Please also disclose the ongoing leasing costs of the four dispensaries, as well as any additional amounts due under the purchasing agreements. In addition, please expand your disclosure to discuss how you intend to finance these costs and working capital.

Business Model, page 21

8. You disclose your intent to purchase your products from the largest and most sophisticated grower on the island and you anticipate a 20% discount to current wholesale prices. Clarify whether you have entered into an agreement with this grower and, if not, state as much and explain the basis for your anticipated discount. In this regard, we note the long-term supply agreement you reference on page F-23; please provide disclosure regarding the material terms of this agreement here and file this agreement as an exhibit or tell us why you do not believe this is necessary.

Competitive Strengths, page 25

9. You give the impression that you currently have operations and products by stating, for example, "[w]e are able to leverage our breadth of services and resources to deliver comprehensive, integrated solutions to companies in the cannabis industry—from operational, compliance and marketing consulting to products, security and financing services." Please revise your disclosure to clarify that you have no operations and remove all references that imply you have operations, generate revenues or that you currently sell or make products.

Certain Relationships and Related Transactions, and Director Independence, page 33

10. We note two transactions with Peach Management LLC. Please disclose the terms of the advances from Peach Management, consistent with Item 404(a)(5) of Regulation S-K. Also, if written, please file all related party contracts as exhibits, consistent with Item 601(b)(10) of Regulation S-K.

11. Please include in your disclosure here your exchange agreement with Peter Zachariou and your debt exchange agreement with Fountainhead Capital Management Limited.

Selling Stockholders, page 34

12. For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products